May 10, 2006

82-230

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of Notice of Convocation of the 55th Ordinary General Meeting of shareholders (Translation).



Yours faithfully,

Hiroo Monden

Hiroo Monden
Divisional Manager
Corporate Management
Division
The Daiei, Inc.

dlw 5/15

AGENDA FOR THE MEETING

【THE ANNUAL GENERAL MEETING OF SHAREHOLDERS】

ITEMS TO REPORT

No.1: Business report, the non-consolidated balance sheet as of February 28, 2006 and the non-consolidated statement of income for the 55th term (from March 1, 2005 to February 28, 2006)

No.2: Consolidated balance sheet, consolidated statement of income and reports of independent auditors and corporate auditors for the 55th term (from March 1, 2005 to February 28, 2006)

ITEMS FOR RESOLUTION

No.1: Matter concerning the approval of the "Proposal of Disposition of Deficit" for the 55th term

No.2: Matter concerning the approval of the "Merger with Orange Estate, INC., Shibuya Twenty One Co., Ltd., Urayasu Chuuou Kaihatsu, Inc., Sannomiya Chuuou Kaihatsu, Inc., San Sougou Kaihatsu, Inc., Shinmatsudo Chuuou Kaihatsu, Inc., Central Cold Chain, Inc., Chifune Kousan, Inc., Tomio Chuuou Kaihatsu, Inc., The Dream Kousan, Inc. and Daiei Leasing Company Co., Ltd."

No.3: Matter concerning the partial amendment to the Article of Corporation

No.4: Matter concerning the election of eight directors of the Board

No.5: Matter concerning the election of one corporate auditor

Note: When attending the Meeting, please present the enclosed proxy forms at the reception desk.

May 10, 2006

TO OUR SHAREHOLDERS

NOTICE OF CONVOCATION OF THE 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the 55th Ordinary General Meeting of Shareholders will be held as follows:

1. Date of the Meeting: Thursday, May 25, 2006, at 10:00 A.M.
2. Place of the Meeting: Kobe Seishin Oriental Hotel, 4th Floor "Shoun-no-ma"
   (Address) 5-6-3 Kouji-dai
   Nishi-ku, Kobe
   Hyogo 651-2273
   Japan
3. Agenda of the Meeting: The substance of the agenda is set out on the following pages.

Your attendance is cordially requested.

Yours very truly,

Yasuyuki Higuchi
Representative Director

The Daiei, Inc.
4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe, Hyogo 650-0046
Japan

In case you are unable to attend the Meeting, please indicate your approval or disapproval on each of the enclosed proxy forms after reviewing the reference materials annexed hereto, by affixing your signature to the proxy forms and returning them to us by May 24, 2006.